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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Zillow Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

98954A107

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-06)

Page 1 of 5 pages

CUSIP No. 98954A107

1.	Names of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Caledonia (Private) Investments Pty Limited (no EIN)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Australia
Number of shares beneficially by owned by each reporting person with:	5.	Sole voting power 6,846,893
	6.	Shared voting power 0
	7.	Sole dispositive power 6,846,893
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 6,846,893
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
11.	Percent of class represented by amount in Row (9) 19.88%
12.	Type of reporting person (see instructions) IA

Page 2 of 5 pages

SCHEDULE 13G

CUSIP No. 98954A107

Item 1.

(a)	Name of Issuer:

Zillow Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1301 Second Avenue, Floor 31

Seattle, Washington 98101

Item 2.

(a)	Name of Person Filing:

Caledonia (Private) Investments Pty Limited

(b)	Address of Principal Business Office or, if none, Residence:

Level 7, Gold Fields House, 1 Alfred Street

Sydney, NSW, 2000, Australia

(c)	Citizenship:

Australia

(d)	Title of Class of Securities: Class A Common Stock

(e)	CUSIP Number: 98954A107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act

(b)	☐	Bank as defined in section 3(a)(6) of the Act

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1(ii)(E)

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F)

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G)

(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

(j)	☐	A non-U.S. institution that is the functional equivalent of any of the institutions listed in Rule 240.13d-1 (b)(1)(ii)(A) through (I), so long as the non-U.S. institution is subject to a regulatory scheme that is substantially comparable to the regulatory scheme applicable to the equivalent U.S. institution (FOREIGN INVESTMENT ADVISER);

(k)	☐	Group, in accordance with §240.13d-1(b)-1(ii)(J)

SCHEDULE 13G

CUSIP No. 98954A107

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

6,846,893

(b)	Percent of Class:

19.88%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

6,846,893

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

6,846,893

(iv) Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP No. 98954A107

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 13, 2015
Date

Caledonia (Private) Investments Pty Limited

By:	/s/ Bernard Stanton
Bernard Stanton
Director